UNITED STATES                 ----------------
                       SECURITIES AND EXCHANGE COMMISSION       SEC FILE NUMBER
                             WASHINGTON, D.C. 20549                  1-10024
                                                                ----------------
                                   FORM 12b-25
                                                                ----------------
                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
                                                                    05548G102
                                                                ----------------


(Check One): [_] Form 10-K   [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q
             [_] Form 10-D   [_] Form N-SAR  [_] Form N-CSR

         For Period Ended:      June 30, 2005
                          ------------------------------------------------------

                  [_]      Transition Report on Form 10-K

                  [_]      Transition Report on Form 20-F

                  [_]      Transition Report on Form 11-K

                  [_]      Transition Report on Form 10-Q

                  [_]      Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________________________


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________


PART I - REGISTRANT INFORMATION

BKF CAPITAL GROUP, INC.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

ONE ROCKEFELLER PLAZA
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Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10020
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]      (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

         [_]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, Form 11-K,
                           Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [_]      (c)      The accountant's statement or other exhibit
                           required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The quarterly report on Form 10-Q (the "Form 10-Q") of BKF Capital Group, Inc. (the "Company" or "BKF") for the quarterly period ended June 30, 2005 could not be filed within the prescribed time period because management is reconsidering the balance sheet accounting treatment of restricted stock units with respect to which the Company recorded a liability over the vesting period rather than including them in the equity section. A change in accounting treatment would reduce liabilities previously reported and increase stockholders' equity.

On August 4, 2005, the board of directors adopted a 2005 compensation program geared towards retaining employees through December 31, 2005 in order to maintain appropriate levels of client service and provide management with an opportunity to develop long-term, stable arrangements with key personnel. The program can be expected to maintain compensation levels for the majority of the Company's personnel at levels comparable to those earned in 2004. The need to reconsider the 2005 compensation guidelines for certain investment and non-investment personnel who had not been covered by employment agreements derived from a decrease in revenues, an increase in non-compensation related expenses (stemming primarily from the proxy contest and the costs associated with compliance with the Sarbanes-Oxley Act) and the need to retain personnel following the results of the election for directors at the most recent annual meeting of stockholders. It is anticipated that longer-term arrangements will include an emphasis on equity awards and performance incentives. The 2005 compensation program is expected to result in decreased cash flow and increased reported losses in 2005.

As the result of the resignation of David Grumhaus, the former Chairman of the Audit Committee, and the election of Ronald LaBow, Warren Lichtenstein and Kurt Schacht to the board of directors at the Company's most recent annual meeting of stockholders, no person that had previously served on the audit committee remained on the board of directors following the election. The board of directors has not made a final decision as to the members of the Audit Committee.

Because of these factors, additional time is required in order to prepare and review the Form 10-Q.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

-------------------------------------------------------------------------------
     GLENN A. AIGEN                   212                   332-8400
    ----------------               ---------             ----------------
       (Name)                     (Area Code)           (Telephone Number)
-------------------------------------------------------------------------------


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                            [X]  Yes     [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes     [_]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INFORMATION RELATING TO THE QUARTER ENDED JUNE 30, 2005

    At June 30, 2005, assets under management at BKF were $12.4 billion, down from $13.1 billion a year earlier. Following is a comparison of BKF's assets under management as defined by product and client type:

                                          JUNE 30,   MARCH 31,   DECEMBER 31,   SEPTEMBER 30,  JUNE 30,
                                            2005       2005          2004           2004         2004
                                            ----       ----          ----           ----         ----
LONG-ONLY ACCOUNTS:
Institutional...........................  $  2,457   $  2,723     $   2,964       $  2,802    $  2,692
Sub-Advisory............................     2,534      2,744         2,641          2,362       2,491
Non-Institutional.......................     1,708      1,671         1,713          1,651       1,667
Wrap....................................     2,143      2,225         2,319          2,216       2,281
                                          --------   --------     ---------       --------    --------
Total Long-Only.........................     8,842      9,363         9,637          9,031       9,131

ALTERNATIVE STRATEGIES:
Event-Driven............................     2,098      2,262         2,568          2,599       2,678
Long-Short Accounts.....................       768        849           792            752         722
Short-Biased............................       460        423           422            510         497
Other Private Investment Funds..........       215        193           185            150          97
                                          --------   --------     ---------       --------    --------
Total Alternative Strategies............     3,541      3,727         3,967          4,011       3,994
                                          --------   --------     ---------       --------    --------
TOTAL...................................  $ 12,383   $ 13,090     $  13,604       $ 13,042    $ 13,125
                                          ========   ========     =========       ========    ========

Total revenues for the second quarter of 2005 were $29.73 million, reflecting an increase of 20.7% from $24.62 million in revenues in the same period in 2004. This increase is primarily attributable to a 117.3% increase in incentive fees and allocations from $4.26 million in the second quarter of 2004 to $9.26 million in the second quarter of 2005. The revenues generated by the various investment strategies were as follows (all amounts are in thousands):

                                                                                  QUARTER ENDED
                                                                        -------------------------------
                                                                        JUNE 30, 2005     JUNE 30, 2004
                                                                        -------------     -------------
REVENUES:
Investments Management Fees (IMF):
Long-Only............................................................    $     8,061       $    8,747
Event-Driven.........................................................          6,409            7,180
Long-Short...........................................................          3,019            2,311
Short-Biased.........................................................          1,130            1,190
Other................................................................            523              130
                                                                         -----------       ----------
          Total IMF Fees.............................................         19,142           19,558
                                                                         -----------       ----------

Incentive Fees and Allocations:
Long-Only............................................................          1,038            1,087
Event-Driven.........................................................          7,443             (837)
Long-Short...........................................................            (86)           3,988
Short-Biased.........................................................           (109)              (2)
Other................................................................            970               23
                                                                         -----------       ----------
          Total Incentive Fees.......................................          9,256            4,259
                                                                         -----------       ----------
          Total Fees.................................................         28,398           23,817

Broker Dealer Revenue-Net............................................            183              320
                                                                         -----------       ----------
Total Advisory Revenue...............................................         28,581           24,137
Investment and Interest Income.......................................            493              285
Investment Income from Consolidated Affiliated Partnerships..........            652              197
                                                                         -----------       ----------
Total Revenue........................................................    $    29,726       $   24,619
                                                                         ===========       ==========

The increase in asset-based advisory fees with respect to the firm's largest long-short equity strategy was attributable to net contributions and appreciation through performance. In the case of the event-driven strategies, the decline in asset-based advisory fees resulted from a decrease in assets under management, which was partly offset by an increased allocation to BKF under the revenue sharing arrangement between BKF and the other participant in the joint venture that serves as the management company to the non-US investment vehicle holding a large majority of the assets in the event-driven strategy. With respect to long-only investment strategies, the decrease in assets under management that was generated by net withdrawals, combined with a lower average fee, resulted in lower revenues.

The increase in incentive fees and allocations was primarily attributable to an increase in the performance of the event-driven strategies, which was partly offset by a decline in the performance of the long-short equity strategy. An increase in the performance of the small-mid cap long-short equity strategy also contributed to the increase in incentive fees and allocations.

    In the second quarter of 2005, the event-driven strategies experienced net redemptions of approximately $198 million. Based on actual redemptions and notices to redeem, it is anticipated that approximately $621 million in additional redemption will be experienced by the event-driven strategies during the period from July 1, 2005 through October 1, 2005.

    With respect to the long-only investment strategies, net withdrawals and terminations for the six months ended June 30, 2005 were in excess of $700 million.

    Management believes that investor concern about the stability of investment personnel has been a significant factor in generating the high level of redemptions and the low level of subscriptions. Management believes that developing stable, long-term relationships with key investment personnel will be the key factor in reversing the current trend.

    INFORMATION RELATING TO THE SIX MONTHS ENDED JUNE 30, 2005

    Total revenues for the six months ended June 30, 2005 were $62.61 million, reflecting an increase of 15.0% from $54.47 million in revenues in the same period in 2004. This increase is primarily attributable to a 46.9% increase in incentive fees and allocations from $14.35 million in the six months ended June 30, 2004 to $21.07 million in the same period in 2005. The revenues generated by the various investment strategies were as follows (all amounts are in thousands):

                                                                             SIX MONTHS ENDED
                                                                        ----------------------------
                                                                        JUNE 30, 2005  JUNE 30, 2004
                                                                        -------------  -------------
REVENUES:
Investments Management Fees (IMF):
Long-Only............................................................    $  16,606      $   17,668
Event-Driven.........................................................       13,403          13,981
Long-Short...........................................................        6,081           4,145
Short-Biased.........................................................        2,199           2,122
Other................................................................        1,053             228
                                                                         ---------      ----------
          Total IMF Fees.............................................       39,342          38,144
                                                                         ---------      ----------
Incentive Fees and Allocations:
Long-Only............................................................        2,062           1,368
Event-Driven.........................................................       13,006           8,061
Long-Short...........................................................        5,025           4,752
Short-Biased.........................................................           --              --
Other................................................................          981             169
                                                                         ---------      ----------
          Total Incentive Fees.......................................       21,074          14,350
                                                                         ---------      ----------
          Total Fees.................................................       60,416          52,494
Broker Dealer Revenue-Net............................................          377             798
                                                                         ---------      ----------
Total Advisory Revenue...............................................       60,793          53,292
Investment and Interest Income.......................................          814             572
Investment Income from Consolidated Affiliated Partnerships..........        1,003             601
                                                                         ---------      ----------
Total Revenue........................................................    $  62,610      $   54,465
                                                                         =========      ==========


    The increase in asset-based advisory fees with respect to the firm's largest long-short equity strategy was attributable to net contributions and appreciation through performance. In the case of the event-driven strategies, the decline in asset-based advisory fees resulted from a decrease in assets under management, which was partly offset by an increased allocation to BKF under the revenue sharing arrangement between BKF and the other participant in the joint venture that serves as the management company to the non-US investment vehicle holding a large majority of the assets in the event-driven strategy. With respect to long-only investment strategies, the decrease in assets under management that was generated by net withdrawals, combined with a lower average fee, resulted in lower revenues.

    The increase in incentive fees and allocations was primarily attributable to an increase in the performance of the event-driven strategies. An increase in the performance of the small-mid cap long-short equity strategy also contributed to the increase in incentive fees and allocations.

    For the reasons described above, management is unable to provide any estimated toal expenses.


                             BKF CAPITAL GROUP, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     August 10, 2005                    By  /s/ Glenn A. Aigen
        -----------------                       --------------------------------
                                                Name:  Glenn A. Aigen
                                                Title: Senior Vice President and
                                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).